U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                ----------------
                                   FORM 10-SB
                                ----------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934

                              ---------------------

                          IN-SPORTS INTERNATIONAL, INC.
                 (Name of Small Business Issuer in its charter)

         Delaware                                    52-2171803
(State or other jurisdiction of                     (IRS Employer
incorporation or organization)                    Identification No.)

377 Route 17 South, Hasbrouck Heights, NJ                      07604
------------------------------------------                    -------
(Address of principal executive offices)                     (Zip code)

                    Issuer's telephone number: (201) 462-0031
                                 --------------

        Securities to be registered pursuant to Section 12(b) of the Act:
                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock ($.001 Par Value)
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                           Page
                                     PART I

Item 1.     Description of Business                                            1

Item 2.     Plan of Operation                                                  9

Item 3.     Description of Property                                           11

Item 4.     Security Ownership of Certain Beneficial Owners and Management    12

Item 5.     Directors, Executive Officers, Promoters and Control Persons      12

Item 6.     Executive Compensation                                            13

Item 7.     Certain Relationships and Related Transactions                    14

Item 8.     Description of Securities                                         14

                                     PART II

Item 1.     Market for Common Equities and Related Stockholder Matters        15

Item 2.     Legal Proceedings                                                 17

Item 3.     Changes in and Disagreements with Accountants                     17

Item 4.     Recent Sales of Unregistered Securities                           17

Item 5.     Indemnification of Directors and Officers                         19

                                    PART F/S

      Financial Statements                                                    __
      Table of Contents                                                       __

                                    PART III

Item 1.     Index to Exhibits.

      Signatures                                                              __

                                     PART I

Item 1. Description of Business

      In-Sports International, Inc., a Delaware corporation, ("In-Sports" or the "Company") is engaged in the business of distributing and installing artificial grass surfaces for commercial, athletic, residential and child care applications (sometimes known as "artificial turf"). The Company's predecessor began operations on January 27, 1998 in the athletic surfacing industry as a distributor for Playfield International, Inc., which In-Sports' believes is one of the world's largest manufacturers of artificial turf. In December 1998, In-Sports acquired The PermaGrass Corporation (the Company's predecessor) as a wholly-owned subsidiary ("PGC") in a reverse acquisition transaction in which the stockholder of PGC were issued 9,000,000 shares of the Company's common stock and became the controlling stockholder of the Company. PGC installs artificial turf in residential settings and day care centers; PGC focuses on smaller scale applications. In February 1999, the Company purchased the name "Ed-Car Construction" ("Ed-Car") from an existing entity in exchange for 250,000 shares of the Company's common stock. The Company uses the name "Ed-Car Construction" for its wholly-owned subsidiary engaged in athletic field construction activities. Ed-Car installs artificial turf athletic fields for high schools, colleges and municipalities. In July 1999, the Company signed a non-binding letter of intent to acquire Avery Sports Turf, Inc. ("Avery"), a Georgia-based manufacturer of artificial turf and the Company primary supplier. In-Sports is unsure as to when or whether this transaction will close. In-Sports has not yet completed its due diligence investigation of Avery; the closing of the transaction is contingent upon In-Sports' approval of all matters revealed in the due diligence investigation.

      The Company plans to enter into a strategic alliance with Resilient Surface Materials, Inc. ("RSMI"), which the Company believes is one of the largest manufactures and installers of synthetic running tracks in the United States. Together with RMSI, the Company is offering its customers an integrated running track-soccer field-football field package of artificial surfaces that work together well and have a common drainage and underlayment system.

      Today, In-Sports designs, constructs and installs all-weather synthetic playing surfaces that the Company believes combine the finest safety and durability features in the industry. The Company operates in two market
segments:   (1)   athletic   fields  for   secondary   schools,   colleges   and
municipalities; and, (2) small scale installations for commercial and residential landscaping and cushioned play areas for playgrounds and day-care centers. In order to develop the athletic market, the Company intends to create community awareness as to the environmental benefits and safety features of artificial turf. To expand its small scale installations, the Company intends to have PGC promote the residential market and cosmetic greenery for business establishments.

Marketing

Athletic Field Segment

      According to research prepared by the Company, the Company estimates that the athletic field artificial surfacing market in the United States has a gross market size of more than $60 Billion. This market size is based on approximately 35,000 high schools and colleges in the United States, each having certain athletic surfacing needs for their football and soccer fields, each in the $500,000 to $600,000 price range, which will need replacement during the next five years. Not only are many natural grass fields in need of expensive repairs, but, according to the Company's own municipal research, it currently costs a high school or college up to $50,000 per year to maintain a natural grass sports field.

      In-Sports intends to target private and parochial high schools and colleges in the Northeastern United States, which number approximately one thousand. This will eliminate the public bidding and political considerations that exist in many communities. To date, the Company has installed one artificial playing field in the City of East Newark, New Jersey, and the Company is bidding on six athletic fields for private and parochial schools in the North Jersey area.

      The Company is also a distributor for Mate'flex Industries, a manufacturer of a high density rubber and polypropylene tile product used as flooring for certain sports. At this writing, In-Sports is installing a Mate'flex modular sports surface for basketball, volleyball and roller hockey play for the city of Secaucus, New Jersey, which is scheduled for completion in February 2000.

Residential and Commercial Segment

      The Company estimates that there are approximately one million homes in the Northeastern United States. The Company intends to capture 1% or 10,000 homes in this area for installation of artificial turf lawns, at an average sale of $3,000 per home. The Company also intends to pursue installations at commercial facilities. To date, the Company has installed five artificial turf residential lawns and two artificial turf landscaping projects at commercial facilities in Lodi and Paramus, New Jersey.

      Through PGC, In-Sports' also intends to pursue projects for childcare centers and playgrounds. Under new New Jersey State rules mandating safe surfaces to protect children from falls, the Company is promoting its artificial turf as a safe, low maintenance alternative to woodchips and rubber crumb. To date, the Company has installed artificial turf in twenty day care centers and has orders for ten additional installations scheduled for March 2000.

Financing Program.

      In-Sports can provide financing to its customers for any project from $75,000 to $10 Million with payments over time up to 10 years. The Company has arranged special financing for academic institutions that require no money down and less than 10% annual interest.

      The Board of Directors of the Company has begun to implement its principal business purpose described below under "Item 2 - Plan of Operation."

      In-Sports was incorporated in Delaware on March 10, 1994 as "Beta Acquisition Corp." In September, 1995, the Company changed its name to In-Sports International, Inc. The Company's corporate offices are located at 377 Route 17 South, Hasbrouck Heights, NJ 07604. The Company's telephone number at that location is (201) 462-0031.

      The Company is filing this registration statement to enhance investor protection and to provide information to the trading market. On December 11, 1997, the National Association of Securities Dealers, Inc. (the "NASD") announced that its Board of Governors had approved a series of proposed changes for the Over the Counter ("OTC") Bulletin Board and the OTC market. The principal change, which was approved by the Securities and Exchange Commission on January 4, 1999, allows only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators to be quoted on the OTC Bulletin Board. The rule provides for a phase-in period for those securities already quoted on the OTC Bulletin Board. The Company is filing this Registration Statement to comply with that rule. Quotations for the Company's common stock (par value $0.001 per share) (the "Common Stock") are posted in the "pink sheets" published by the National Quotation Bureau under the symbol "IRTN." Until January 12, 2000, the quotations for the Company's Common Stock were posted on the Over-the-Counter Bulletin Board under the same symbol. Upon the effectiveness of this Registration Statement, the Company intends to have its Common Stock reinstated on the Over-the-Counter Bulletin Board.

      The Company's business is subject to numerous risk factors, including, but not limited to, the following:

RISKS RELATED TO THE COMPANY'S BUSINESS

Development Stage Company; Limited Operating History. In-Sports is an early-stage company and In-Sports expects to encounter risks and difficulties frequently faced by early-stage companies. In-Sports' predecessor (PGC) was incorporated in 1998. In-Sports installed its first synthetic grass system in September, 1999. The Company's limited operating history makes an evaluation of the Company's future prospects very difficult. In-Sports cannot be certain that the Company's business strategy will be successful or that In-Sports will successfully address these risks.

In-Sports Anticipates Future Losses and Negative Cash Flow. In-Sports expects operating losses and negative cash flow to continue for the foreseeable future. In-Sports anticipates the Company's losses will increase significantly from current levels because In-Sports expects to incur additional costs and expenses related to:

-     brand development, marketing and other promotional activities;

-     expansion of the Company's operations;

- continued development of the Company's technology, the systems that In-Sports uses to process customers' orders and payments, and the Company's computer network;

-     geographic expansion of the Company's service area; and

-     development of relationships with strategic business partners.

      As of September 30, 1999, In-Sports had an accumulated deficit during the development stage of ($760,577). In-Sports incurred net losses of ($642,347) and had $39,342 in sales in the nine month period ended September 30, 1999. The Company's ability to become profitable depends on the Company's ability to generate and sustain sales while maintaining reasonable expense levels. If In-Sports does achieve profitability, In-Sports cannot be certain that the Company would be able to sustain or increase profitability on a quarterly or annual basis in the future. See Item 2-"Plan of Operations."

The Company's Limited Operating History Makes Future Forecasting Difficult. Because of the Company's limited operating history, In-Sports finds it difficult to forecast the Company's net sales accurately. In-Sports has limited meaningful historical financial data upon which to base planned operating expenses, since it has been in the development stage without sales since 1996. In-Sports bases the Company's current and future expense levels on the Company's operating plans and estimates of future net sales, and the Company's expenses are to a large extent fixed. Sales and operating results are difficult to forecast because they generally depend on the volume and timing of the orders In-Sports receives. Consequently, In-Sports may be unable to adjust the Company's spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause the Company's net losses in a given quarter to be greater than expected.

The Company's Operating Results are Volatile and Difficult to Predict. If In-Sports Fails to Meet the Expectations of Public Market Analysts and Investors, the Market Price of the Company's Common Stock May Decrease
Significantly. The Company's annual and quarterly operating results may fluctuate significantly in the future due to a variety of factors, many of which are outside of the Company's control, including, among other things, the demand for the Company's products, unpredictability of consumer trends and technology changes. Because the Company's operating results are volatile and difficult to predict, In-Sports believes that quarter-to-quarter comparisons of the Company's operating results are not a good indication of the Company's future performance. It is likely that in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In this event, the trading price of the Company's Common Stock may fall significantly. Factors that may harm the Company's business or cause the Company's operating results to fluctuate include the following:


- the Company's inability to obtain new customers at reasonable cost and retain existing customers;

- decreases in the funds available for marketing and promoting the Company's services;

-     the Company's inability to manage rapid expansion of its services;

- the Company's inability to adequately maintain, upgrade and develop the Company's technical systems;

- the ability of the Company's competitors to offer new or enhanced services or products;

-     price competition;

-     an unanticipated high level of service cancellations;

- the termination of existing, or failure to develop new, strategic marketing and manufacturing relationships;

-     increases in the cost of advertising;

- the amount and timing of operating costs and capital expenditures relating to expansion of the Company's operations;

-     technical    difficulties,    system   downtime   or   telephone   service
      interruptions.

      A number of factors will cause the Company's gross margins to fluctuate in future periods, including timing of service area expansion, the mix of services provided by the Company, and the level of discount or introductory pricing. Any change in one or more of these factors could harm the Company's gross margins and operating results in future periods.

The Company's Net Sales are Dependent Upon the Company's Ability To Offer the Company's Customers A Dependable Quality Product At Competitive Prices. If In-Sports is not able to offer the Company's customers dependable products at competitive prices, the Company's net sales and results of operations will be harmed. The Company's success depends on the Company's ability to provide quality artificial turf surfaces to its customers at competitive prices.

If In-Sports Is Unable To Obtain Sufficient Quantities of Products From the Company's Key Vendors, the Company's Net Sales Would Be Adversely Affected. If In-Sports was unable to obtain sufficient quantities of artificial turf, backing materials, underlayment and adhesives from the Company's key vendors, the Company's net sales and results of operations would be harmed. The Company buys its artificial turf from Avery at this time, and other components from multiple vendors. The Company believes that multiple other sources of such components exist and finding replacement vendors would not have a material adverse effect upon the Company.

To Manage the Company's Growth and Expansion, In-Sports Needs To Improve and Implement the Company's Systems, Procedures and Controls. If In-Sports Is Unable To Do So Successfully, the Company's Business Would Be Seriously Harmed. The Company's growth in operations will place a significant strain on the Company's management, information systems and resources. In order to manage this growth effectively, In-Sports needs to continue to improve the Company's financial and managerial controls and reporting systems and procedures. The Company's failure to successfully implement, improve and integrate these systems and procedures would harm the Company's results of operations.

In-Sports May Not Be Able To Compete Successfully Against Current and Future Competitors. The Company faces competition from AstroTurf, Playfield International and Field Turf, among others. The market for synthetic sports fields and commercial and residential use of artificial turf is rapidly evolving and intensely competitive. Increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm the Company's net sales and results of operations. In-Sports expects competition to intensify in the future as use of artificial turf for secondary school and commercial applications expands and becomes more common.

      Many of the Company's competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than does In-Sports. Many of these competitors can devote substantially more resources to marketing and promotion than can In-Sports. In addition, larger, well-established and well-financed landscaping, artificial turf and sports facilities may try to offer competing services. The Company's competitors may be able to secure products from vendors on terms that are more favorable and adopt more aggressive pricing policies than can In-Sports.

If In-Sports Does Not Successfully Expand the Company's Service Area and Marketing Efforts, the Company's Business Could be Seriously Harmed. If In-Sports does not successfully expand the Company's service area, In-Sports will not be able to increase the Company's net sales in accordance with the expectations of securities analysts and investors. In such an event, the Company's business will be harmed. The Company's success depends on the Company's ability to expand the Company's service area and marketing efforts in order to accommodate a significant increase in customer orders. The Company's planned expansion may cause disruptions that could harm the Company's business, results of operations and financial condition.

If In-Sports Does Not Respond To Rapid Technological Changes, the Company's Products Could Become Obsolete and the Company's Business Would Be Seriously Harmed. If In-Sports faces material delays in introducing new products and enhancements, the Company's potential customers may forego the use of the Company's products and use those of the Company's competitors. To remain competitive, In-Sports must continue to enhance and improve the quality, durability and maintenance features of the Company's artificial turf and its available configurations. If competitors introduce new products embodying new technologies, or if new industry standards and practices emerge, the Company's existing products may become obsolete. Developing, enhancing and upgrading the Company's products entails significant technical and business risks. In-Sports may use new technologies ineffectively or In-Sports may fail to adapt the Company's products to changing customer requirements or emerging industry standards.

If the Protection of the Company's Trademarks and Proprietary Rights Is Inadequate, the Company's Business Will Be Seriously Harmed. The steps In-Sports takes to protect the Company's proprietary rights may be inadequate. In-Sports regards the Company's copyrights, service marks, trademarks, trade dress, trade secrets and similar intellectual property as critical to the Company's success. In-Sports relies on trademark and copyright law, trade secret protection and confidentiality or license agreements with the Company's employees, customers, partners and others to protect the Company's proprietary rights. The Company is in the process of filing for trademark protection for "In-Sports" for telecommunications services. Effective service mark, copyright and trade secret protection may not be available in every country in which In-Sports will sell the Company's products and services.

Risks Associated With Potential Acquisitions. If In-Sports is presented with appropriate opportunities, In-Sports intends to make investments in complementary companies, products or technologies. In-Sports may not realize the anticipated benefits of any acquisition or investment. If In-Sports buys a
company,   In-Sports  could  have  difficulty  in  assimilating  that company's personnel and operations. In addition, the essential personnel of the acquired company may decide not to work for the Company. If In-Sports makes other types of acquisitions, In-Sports could have difficulty in assimilating the acquired technology or products into the Company's operations. These difficulties could disrupt the Company's ongoing business, distract the Company's management and employees and increase the Company's expenses. Furthermore, In-Sports may have to incur debt or issue equity securities to pay for any future acquisitions or investments, the issuance of which could be dilutive to the Company or the Company's existing stockholders.

Existing Stockholders Will Be Able to Exercise Significant Control Over In-Sports. Executive officers, directors and entities affiliated with them, if acting together, would be able to significantly influence all matters requiring approval by the Company's stockholders, including the election of directors and the approval of mergers or other business combination transactions. These stockholders, taken together, beneficially own approximately 31.6% of the Company's outstanding common stock and can elect all directors and pass any action requiring stockholder approval. See Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Item 5 "Directors, Executive Officers, Promoters and Control Persons."

It May Be Difficult For A Third Party To Acquire The Company. Provisions of the Company's Certificate of Incorporation, the Company's Bylaws and Delaware law could make it more difficult for a third party to acquire the Company, even if doing so would be beneficial to the Company's stockholders. See Item 8. "Description of Securities."

RISKS RELATED TO THE COMPANY'S INDUSTRY

In-Sports  May Need To  Change  the  Manner  in  Which  In-Sports  Conducts  the
Company's Business if Government Regulation Increases. The adoption or modification of laws or regulations relating to use of artificial turf surfaces for day care centers or schools could adversely affect the manner in which In-Sports currently conducts the Company's business. In addition, the growth and development of the market for artificial turf for residential or child care center uses may lead to more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on the Company.

RISKS RELATED TO SECURITIES MARKETS

In-Sports May Be Unable to Meet the Company's Future Capital Requirements. In-Sports cannot be certain that additional financing will be available to the Company on favorable terms when required, or at all. If In-Sports raises additional funds through the issuance of equity, equity-related or debt securities, such securities may have rights, preferences or privileges senior to those of the rights of the Company's Common Stock and the Company's stockholders may experience additional dilution. In-Sports requires substantial working capital to fund the Company's business. Since the Company's inception, In-Sports has experienced negative cash flow from operations and expects to experience significant negative cash flow from operations for the foreseeable future. In-Sports currently anticipates that the Company's available funds will be sufficient to meet the Company's anticipated needs for working capital and capital expenditures through at least the next six to nine months. In-Sports may need to raise additional funds before the expiration of such period.

The Company's Common Stock Price May Be Volatile, Which Could Result in Substantial Losses For Individual Stockholders. The market price for the Company's common stock is likely to be highly volatile and subject to wide fluctuations in response to factors including the following, some of which are beyond the Company's control:


- actual or anticipated variations in the Company's quarterly operating results;

- announcements of technological innovations or new products or services by the Company or the Company's competitors;

-     changes in financial estimates by securities analysts;

-     conditions or trends in the building products industry;

-     announcements  by the Company or the Company's  competitors of significant
      acquisitions,   strategic   partnerships,   joint   ventures   or  capital
      commitments;

-     additions or departures of key personnel;

- release of lock-up or other transfer restrictions on the Company's outstanding shares of common stock or sales of additional shares of common stock; and

-     potential litigation.

If the Company's Stock Price Is Volatile, In-Sports Could Face a Securities Class Action Lawsuit. In the past, following periods of volatility in the market price of their stock, many companies have been the subjects of securities class action litigation. If disgruntled stockholders sued In-Sports in a securities class action, it could result in substantial costs and a diversion of management's attention and resources and would harm the Company's stock price.

Substantial Sales of the Company's Common Stock Could Cause the Company's Stock Price To Fall. If the Company's stockholders sell substantial amounts of the Company's Common Stock in the public market, the market price of the Company's Common Stock could fall. Such sales also might make it more difficult for the Company to sell equity or equity-related securities in the future at a time and price that In-Sports deems appropriate.

Conflicts of Interest. Officers and directors of the Company may in the future participate in business ventures that could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. The Company has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which members of the Company's management serve as officers, directors or partners, or in which they or their family members own or hold any material ownership interest.

Reporting Requirements May Delay or Preclude Acquisition. Sections 13 and 5(d) of the Securities Exchange Act of 1934 (the "1934 Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

Item 2. Plan of Operation

      In-Sports was founded to market, distribute and install artificial turf surfaces for commercial, athletic, residential and child care applications. We recognized a major opportunity to develop new uses for artificial turf in smaller applications. In addition, we formed a strategic relationship with Avery to develop products aimed at athletic fields for secondary schools and colleges, rather than the professional sports market, which is extremely limited. After investigation, the Company determined that Avery's artificial turf product was most like natural grass when installed correctly.

      The Company believes that a properly installed artificial turf playing surface, with proper padding and foundation, is safer for growing student athletes than a poorly maintained natural grass field. The Company's polyethylene fiber artificial turf is non-abrasive, installed over porous underlayment that allows for drainage, does not use sand or other gritty material as topfill and is not slippery when wet. The Company believes that there is a fundamental misconception regarding artificial turf that is a holdover from early types of synthetic surfaces. Originally, artificial turf surfaces were installed over concrete foundations and a layer of sand, with sand as a topfill to hold the artificial turf in place. These surfaces were very hard on athletes' joints and may have caused or contributed to injuries. In some installations, the sand base shifted and moved, leaving ripples, "hills" and "valleys" in the surface, causing athletes to trip and fall, leading to additional injuries. The initial forms of artificial turf were made with nylon fiber, which tended to be slippery, especially when wet, leading to falls, knee and ankle injuries. The sand topfill and base tended to settle and compact, which made it hard; the sand topfill was very abrasive, leading to premature wear on the artificial and injury to falling players.

      The Company's modern synthetic grass surfaces are sufficiently cushioned to allow their use in childcare centers, which have high standards for injury prevention. These surfaces have traction qualities equivalent to natural grass, and provide more traction when wet than natural grass. The Company uses rubber crumb, from recycled tires, as topfill, which adds additional cushion and is non-abrasive. With proper installation, a modern artificial turf surface needs very little maintenance other that periodic cleaning. In addition, to keep this typical grass field in playable condition requires the expenditure of approximately $20,000 per year, per field, including: chemicals, fertilizer, seed, water, cutting and other labor. The typical natural turf field can be used for events no more than approximately 120 hours per year. If a natural grass field gets too wet and muddy, the field may be closed for an indefinite period to allow the natural grass to become reestablished. An artificial turf field can be used every day for as long as light is available and weather conditions permit. The average artificial turf field has a useful life of 15 years and can be replaced at approximately one-half the cost of initial installation.

Market Strategy

There are two distinct markets for In-Sports' products: the Athletic Field Market and the Residential-Commercial Market.

Athletic Field Market

      According to the official publication of the National Interscholastic Athletic Directors and Coaches Association, the athletic field artificial surfacing market in the United States has a gross market size more than $60 Billion. This market size is based on approximately 35,000 high schools and colleges in the United States, each having certain athletic surfacing needs of their football and soccer fields, in the $500,000 to $600,000 price range, during the next five years. Not only are many natural grass fields in need of expensive repairs, but, according to our research, it currently costs a high school or college up to $50,000 per year to maintain a natural grass sports field.

      In-Sports  intends  to target  private  and  parochial  high  schools  and colleges in the Northeastern United States, which number approximately one thousand. This will eliminate the public bidding war and political considerations, which prevail in every community. To date, the Company has installed one artificial playing field in the City of East Newark, New Jersey, and the Company is bidding on six athletic fields for private and parochial schools in the North Jersey area.

      The Company is also a distributor Mate'flex Industries, a manufacturer of a high density rubber and polypropylene tile product used as flooring for certain sports. At this writing, In-Sports is installing a Mate'flex modular sports surface for basketball, volleyball and roller hockey play for the city of Secaucus, New Jersey, which is scheduled for completion in February 2000.

Residential and Commercial Segment

      The Company estimates that there are approximately one million homes in the Northeastern United States. The Company intends to capture 1% or 10,000 homes in this area, at an average sale of $3,000 per home. The Company also intends to pursue installations at commercial facilities. To date, the Company has installed five artificial turf residential lawns and two artificial turf landscaping projects at commercial facilities in Lodi and Paramus, New Jersey.

      Through PGC, In-Sports' also intends to pursue the childcare centers and playgrounds. To date, the Company has installed artificial turf in twenty day care centers and has orders for ten additional installations scheduled for March 2000.

      Financing Program. In-Sports can provide financing to its customers for any project from $75,000 to $10 Million with payments over time up to 10 years. The Company has arranged special financing for academic institutions that require no money down and less than 10% annual interest.

      The Company markets its products through its own sales force, direct mail campaigns and telephone solicitation by its employees. To reach potential customers outside of the Northeastern United States, the Company uses independent sales representatives.

Competition

      In-Sports competes with a large number of independent artificial turf installation companies, many of which are approximately the same size as the Company or larger. Most of these companies act on a regional basis in other areas of the United States, and the market is highly fragmented. In its home market of the Northeastern United States, the Company is the only company engaged exclusively in the business of installing artificial turf playing fields. In the daycare center market, In-Sports is not aware of any other company installing a synthetic grass surface that meets state and federal safety guidelines for shock absorption for children's play areas.

      The Company has ten full time and three part time employees. In-Sports operates a facility at 377 Route 17 South, Hasbrouck Heights, New Jersey used as the principal corporate office and rents a warehouse site in Hackensack, New Jersey.

CORPORATE INFORMATION

      In-Sports was incorporated in Delaware in 1994 as "Beta Acquisition Corp." In 1995, the Company changed its name to In-Sports International, Inc. The Company's corporate offices are located at 377 Route 17 South, Hasbrouck Heights, NJ 07604. The Company's telephone number at that location is (201) 462-0031.

      The Company has significant capital needs, which to date the Company has met through private sales of its equity and loans. The Company will continue to need substantial infusions of capital, which it expects to continue to fund primarily from private sales of its equity and loans, or by a public offering of its equity or debt securities. The Company has no definitive plans for any transaction at this time.

Item 3. Description of Property

      The Company leases one facility located at 377 Route 17 South, Hasbrouck Heights, New Jersey as its sole office. This facility contains approximately 1200 square feet used for offices. The lease on this facility expires in March, 2000 and the monthly lease payments are approximately $2,200 per month. The Company also leases self-storage space on a month-to-month "as needed" basis. The Company does not anticipate any difficulty in either renewing the existing lease on similar terms or obtaining replacement office space on similar terms.

Item 4. Security Ownership of Certain Beneficial Owners and Management

(a)   Security Ownership of Certain Beneficial Owners.

      The following table sets forth the beneficial ownership for the Company's sole class of Common Stock of the Company beneficially owned by all directors, officers and 5% or more holders.

Name and
Address of              Nature of
Beneficial              Beneficial          Number of
Owner (1)               Ownership           Shares              Percent
---------               ---------           ---------           -------
Patrick McLaren          Direct             5,725,000            28.0%
Joseph Caravella         Direct               250,000             1.2%
Richard Ciarletta        Direct               250,000             1.2%
Samuel Serritella        Direct               250,000             1.2%
                                            ---------           ------
Total                                       6,475,000            31.6%

(1) The address for each listed beneficial owner is c/o the Company at 377 Route 17 South, Hasbrouck Heights, New Jersey 07604

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and officers of the Company are as follows:

Name                    Age         Position
----                    ---         --------
Patrick McLaren         75          Chairman of the Board and Director
Samuel Serritella       55          President and Director
Joseph Caravella        56          Vice President and Director
Richard Ciarletta       35          Director

Patrick McLaren. Mr. McLaren has served as Chairman of the Board of In-Sports since January, 1998. From January, 1998 to September, 1999, Mr. McLaren was the Company's Chairman of the Board, President and Chief Executive Officer. From January, 1997 to January, 1998, Mr. McLaren was the President of The Perma Grass Corporation, prior to the reverse acquisition of PGC by the Company. From 1995 to 1997, Mr. McLaren was the President of Universal Turf, Inc. Mr. McLaren is a graduate of Seton Hall University, with a BA in Communication Arts.

Samuel Serritella. Mr. Serritella was appointed President and a director of the Company in September, 1999. Prior to his involvement in the Company, and for more than the past five years, Mr. Serritella has been self-employed in the tire recycling business.

Joseph Caravella. Mr. Caravella has been Vice President and a director of the Company since February, 1999, when the Company purchased the name "Ed-Car Construction" from Ed-Car Construction, LLC. From 1969 until February, 1999, Mr. Caravella was the sole or majority owner of several construction companies, including Ed-Car Construction, LLC and Joseph Caravella Construction Co.

Richard Ciarletta. Mr. Ciarletta has been a director of the Company since December, 1999. Since August, 1994, Mr. Ciarletta has been a vice president the Equity Division of Credit Suisse, First Boston in New York, where he is responsible for supervising registered representatives and sales assistants and in monitoring activity in investor accounts.

      The above listed directors will serve until the next annual meeting of the stockholders or until their death, resignation, retirement, removal, or disqualification, and until their successors have been duly elected and qualified. Our executive officers serve at the discretion of the Board of Directors. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officers or directors of the Company.

Board Committees. The Board of Directors has not yet established any committees. The Board intends to establish a Compensation Committee and an Audit Committee at the next meeting of the Board of Directors.

Compensation Committee Interlocks and Insider Participation. The Board has not yet established a Compensation Committee. The Board of Directors as a whole performs this function.

Director Compensation. In-Sports' directors do not receive any cash compensation for their service as members of the Board of Directors, although they are reimbursed for travel and lodging expenses in connection with attendance at Board meetings.

Item 6. Executive Compensation.

Executive Compensation. The following table sets forth the compensation received for services rendered to the Company during the fiscal year ended June 30, 1999 by our Chief Executive Officer. The Company had no officers who earned more than $100,000 during the fiscal year ended March 31, 1999.

                           SUMMARY COMPENSATION TABLE

Name And Principal Annual Compensation  Other Annual  Long-Term       All Other
Position           Salary($)  Bonus($)  Compensation  Compensation     Awards
--------           ---------  --------  ------------  ------------     ------
                      Compensation
                      ------------

Sam Serritella (1)  $ 0        $ 0          $ 0          $ 0          $  0

(1) Mr. Serritella has not received or accrued any compensation since his election as President of the Company in September, 1999.

      The Company did not pay to our Chief Executive Officer or any executive officer any compensation intended to serve as incentive for performance to occur over a period longer than one year pursuant to a long-term incentive plan in the fiscal year ended December 31, 1999. The Company does not have any defined benefit or actuarial plan with respect to our Chief Executive Officer or any executive officer under which benefits are determined primarily by final compensation and years of service.

Option Grants

      The Company did not issue any stock options to its Chief Executive Officer or any executive officer in the fiscal year ended December 31, 1999.

      Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

      The officers and directors of the Company are now, and may in the future become, stockholders, officers or directors of other companies that may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

      None of the Company's directors receives any compensation for their respective services rendered to the Company as directors, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors. Further, none of the directors is accruing any compensation under any agreement with the Company.

Item 7. Certain Relationships and Related Transactions.

      There have been no related party transactions or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

Item 8. Description of Securities.

      The Company's authorized capital stock consists of 50,000,000 shares of Common Stock, par value $.001 per share. There are 20,500,000 shares of Common Stock issued and outstanding as of the date of this filing. All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by stockholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each stockholder is entitled to receive a proportionate share of the Company's assets available for distribution to stockholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

                                     PART II

Item 1. Market Price for Common Equity and Related Stockholder Matters.

      Quotations for the Company's Common Stock (par value $0.001 per share) are posted in the "pink sheets" published by the National Quotation Bureau under the symbol "IRTN." Until January 12, 2000, the quotations for the Company's Common Stock were posted on the Over-the-Counter Bulletin Board under the same symbol. Upon the effectiveness of this Registration Statement, the Company intends to have its Common Stock reinstated on the Over-the-Counter Bulletin Board. As soon as the Company becomes eligible, the Company intends to request a listing for the Common Stock on the American Stock Exchange (TM). This listing requires certain asset, earnings and per share price standards that the Company does not now meet. The Company can give no assurance that it will meet these standards in the foreseeable future, it at all.

(a)   Market Price.

      Since December 31, 1998, market makers have be able to post price quotations for the Company's Common Stock on the Over the Counter Bulletin Board (before January 12, 2000) or the "pink sheets" (beginning January 12, 2000). The historical prices for the Company's Common Stock on the OTC Bulletin Board and the "pink sheets" are as follows:

                                                               High         Low
                                                               ----         ---
Fourth Quarter 1998                                           $ 3.50      $ 3.50
First Quarter 1999                                            $ 3.12      $ 0.25
Second Quarter 1999                                           $ 1.06      $ 0.43
Third Quarter 1999                                            $ 0.59      $ 0.16
Fourth Quarter 1999                                           $ 1.00      $0.075
First Quarter 2000 (until February 7, 2000)                   $ 0.25      $ 0.01

      The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

      For the initial listing on the American Stock Exchange(TM), a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be three market makers. In addition, there must be 300 stockholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $15 million. For continued listing in the American Stock Exchange (TM), a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be two market makers. In addition, there must be 300 stockholders holding 100 shares or more. The Company can give no assurances that it will qualify its securities for listing on American Stock Exchange some other national securities exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. Consequently, a stockholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

(b) Holders. There are approximately 1100 holders of the Company's Common Stock. All share amounts have been adjusted to reflect a 1000 for 1 stock split effective August 1998. During 1998, the Company issued Common Stock on December 31,1998, where the Company issued 9,000,000 Shares of Common Stock to Patrick McLaren, its Chairman, in the reverse acquisition transaction between In-Sports and PGC.

In February, 1999, Mr. McLaren returned 250,000 Shares of Common Stock to the Company, which were then reissued to ED-Car Construction, LLC in exchange for the use of its name. On April 6, 1999, the Company issued 10,000,000 shares of Common Stock to investors for consideration consisting of $10,000 in cash and $990,000 in Promissory Notes in an offering exempt under Rule 504 of Regulation
D. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with exemptions from registration afforded by Section 3(b) or 4(2) of the Securities Act of 1933, as amended (the "Securities Act"). As of the date of this Registration Statement, 11,000,000 shares of the Company's Common Stock held by non-affiliates are eligible for sale.

      Dividends. The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

Item 2. Legal Proceedings.

      There is no litigation pending or threatened by or against the Company.

Item 3. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

      The Company has changed accountants since its formation; but there were no disagreements with the findings of the Company's former accountants.

Item 4. Recent Sales of Unregistered Securities.

(a) Securities sold. The Company sold and issued its securities during the three year period preceding the date of this Registration Statement in a series of private transactions or exempt offerings of securities; as follows:

      (i) On December 31,1998, the Company issued 9,000,000 Shares of Common Stock to Patrick McLaren, its Chairman, in the reverse acquisition transaction between In-Sports and PGC;

      (ii) In February, 1999, the Company issued 250,000 Shares of Common Stock to Joseph Caravella, the former shareholder of Ed-Car Construction, LLC in exchange for the rights to use its name;

      (iii) On April 6, 1999, the Company issued 10,000,000 shares of Common Stock to investors for consideration consisting of $10,000 in cash and $990,000 in Promissory Notes in an offering exempt under Rule 504 of Regulation D.

Certain of the shares of Common Stock of the Company were sold and issued on various dates, described above, for investment purposes in "private transactions" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Act. In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted, are not considered to be engaged in a distribution and, therefore, are no deemed to be underwriters as defined in Section2 (11) of the Securities Act of 1933, as amended, if six conditions are met:

(1) Current public information must be available about the issuer unless sales are limited to those made by non-affiliates after two years.

(2) When restricted securities are sold, generally there must be a one-year holding period.

(3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

(4) Except for sales of restricted securities made by non-affiliates after two years, all sales must be made in brokers' transactions as defined in
      Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

(5) Except for sales of restricted securities made by non-affiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

(6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

(b) Underwriters and other purchasers. There were no underwriters in the sale and issuance of any of the Company's securities. All of the purchasers of Common Stock from the Company have had a pre-existing personal or business relationship with the Company or its officers and directors.

Consideration.

The Company sold certain shares of stock for cash and others were issued either for services rendered to the Company, for the shares of PermaGrass Corporation, in the acquisition of the corporate name from Ed-Car Construction Company, LLC. The Company sold 10,000,000 Shares of Common Stock for cash at the price of $0.10 per Share and others were issued either for services rendered to the Company, for shares of PGC or for the acquisition of the name "Ed-Car Construction."

(d) Exemptions from Registration Relied Upon.

The sale and issuance of the shares of In-Sports' Common Stock were exempt from registration under the Securities Act of 1933, as amended, by virtue of either
Section 3(b) or Section 4(2) and, in certain cases, Regulation D promulgated thereunder. Purchasers in transactions exempt under Section 4(2) and Rule 506 purchased shares from the Company for investment and not with a view to distribution to the public. In 1999, the Company sold 10,000,000 shares under Rule 504 of Regulation D that are not subject to restrictions on resale.

Item 5. Indemnification of Directors and Officers.

Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of the Delaware General Corporation Law, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper. Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                    PART F/S

Financial Statements. The following financial statements are attached to this report and filed as a part thereof.

                  IN-SPORTS INTERNATIONAL, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                        Page
                                                                        ----
Independent Auditor's Report                                             F-2

Consolidated Balance Sheets as of December 31, 1998 and as
of September 30, 1999 (unaudited)                                        F-3

Consolidated Statements of Operations from January 27,1998
(inception) through December 31, 1998 and for the nine
months ended September 30, 1999 (unaudited) and the
cumulative period during the development stage of January
27,1998 (inception)through September 30, 1999 (unaudited)                F-4

Consolidated Statement of Shareholders' Equity from January
27,1998 (inception)through December 31, 1998 and for the
nine months ended September 30, 1999 (unaudited)                         F-5

Consolidated Statements of Cash Flows from January 27,1998
(inception) through December 31, 1998 and for the nine
months ended September 30, 1999 (unaudited) and the
cumulative period during the development stage of January
27,1998 (inception)through September 30, 1999 (unaudited)                F-6

Notes to Consolidated Financial Statements                            F-7 - F-13

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholders of In-Sports International, Inc. and Subsidiary
Wilmington, Delaware

We have audited the accompanying consolidated balance sheet of In-Sports International, Inc. and Subsidiary (A Development Stage Enterprise) as of December 31, 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for the period January 27,1998 (inception) through December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of In-Sports International, Inc. and Subsidiary (A Development Stage Enterprise) as of December 31, 1998, and the results of its operations and its cash flows for the period January 27,1998 (inception) through December 31, 1998, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(b) to the consolidated financial statements the Company is in the development stage and has incurred net losses and negative cash flows from operations since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in these matters are described in note 2(b). The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                        /s/ Feldman Sherb Horowitz & Co., P.C.
                                            Feldman Sherb Horowitz & Co., P.C.
                                            Certified Public Accountants

August 12, 1999

                  IN-SPORTS INTERNATIONAL, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
                           CONSOLIDATED BALANCE SHEETS

                                                                 December 31,  September 30,
                     ASSETS                                         1998           1999
                     ------                                         ----           ----
                                                                                (unaudited)
CURRENT ASSETS:
     Cash                                                        $       554    $     2,546
     Loan receivable - shareholder                                     4,662             --
     Due from vendor                                                      --         82,500
     Prepaid expense and other current asset                          22,500         21,000
                                                                 -----------    -----------
              TOTAL CURRENT ASSETS                                    27,716        106,046
                                                                 -----------    -----------
PROPERTY AND EQUIPMENT -  at cost, net                                 2,595         12,104

SECURITY DEPOSIT                                                       4,627          4,627
                                                                 -----------    -----------
                                                                 $    34,938    $   122,777
                                                                 ===========    ===========
              LIABILITIES AND SHAREHOLDERS' EQUITY
              ------------------------------------

CURRENT LIABILITIES:
     Accounts payable                                            $     2,564    $        --
     Accrued expenses and other current liabilities                    8,412         14,000
                                                                 -----------    -----------
              TOTAL CURRENT LIABILITIES                               10,976         14,000

COMMITMENTS AND CONTINGENCIES                                             --             --

SHAREHOLDERS' EQUITY:
     Common stock,  par value $.001 - authorized 50,000,000
        shares, issued and outstanding 10,000,000 at December 31,     10,000         20,000
           1998 and 20,000,000 at September 30, 1999
     Additional paid-in capital                                      132,192      1,591,504
     Less: Common stock subscriptions receivable                          --       (742,150)
     Deficit accumulated during the development stage               (118,230)      (760,577)
                                                                 -----------    -----------
              TOTAL SHAREHOLDERS' EQUITY                              23,962        108,777
                                                                 -----------    -----------
                                                                 $    34,938    $   122,777
                                                                 ===========    ===========

               See notes to the consolidated financial statements

                                IN-SPORTS INTERNATIONAL, INC. AND SUBSIDIARY
                                    (A Development Stage Enterprise)
                                   CONSOLIDATED STATEMENT OF OPERATIONS

                                                                                           Cumulative
                                          From January 27,                                 During The
                                         1998 (inception) to   Nine Months Ended        Development Stage
                                            December 31,          September 30,       (January 27, 1998 to
                                                1998                  1999             September 30, 1999)
                                         -------------------   -----------------      --------------------
                                                                  (unaudited)               (unaudited)
NET SALES                                  $     23,216          $     39,342              $     62,558

COST OF GOODS SOLD                               48,785                60,230                   109,015
                                           ------------          ------------              ------------

GROSS LOSS                                      (25,569)              (20,888)                  (46,457)

SELLING, GENERAL AND ADMINISTRATIVE              92,661               171,459                   264,120
                                           ------------          ------------              ------------

LOSS FROM OPERATIONS                           (118,230)             (192,347)                 (310,577)

COSTS OF START-UP ACTIVITY                           --              (450,000)                 (450,000)
                                           ------------          ------------              ------------

NET LOSS                                   $   (118,230)         $   (642,347)             $   (760,577)
                                           ============          ============              ============

LOSS PER COMMON SHARE, BASIC AND DILUTED   $      (0.01)         $      (0.04)             $      (0.06)
                                           ============          ============              ============

WEIGHTED AVERAGE NUMBER OF COMMON
SHARES OUTSTANDING, BASIC AND DILUTED         9,005,900            16,556,777                12,374,183
                                           ============          ============              ============

               See notes to the consolidated financial statements

                                IN-SPORTS INTERNATIONAL, INC. AND SUBSIDIARY
                                     (A Development Stage Enterprise)
                                CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

                                                                                                     Deficit
                                                                                                   Accumulated
                                                    Common Stock        Additional   Common Stock   During the        Total
                                             ------------------------     Paid-in    Subscriptions  Development    Shareholders'
                                                Shares       Amount       Capital      Receivable      Stage          Equity
                                             -----------  -----------   -----------  -------------  -----------    -----------
BALANCE, JANUARY 27, 1998 (INCEPTION)              1,000  $     1,000   $        --   $        --   $    (1,000)   $        --
Change from no par value to $.001                     --         (999)          999            --            --             --
Stock split 1,000-for-1                          999,000          999          (999)           --            --             --
Issuance of common stock                       9,000,000        9,000            --            --            --          9,000
Recapitalization adjustment                           --           --        (7,500)           --         1,000         (6,500)
Direct cost of reverse acquisition                    --           --       (36,500)           --            --        (36,500)
Contribution of capital                               --           --       176,192            --            --        176,192
Net loss                                              --           --            --            --      (118,230)      (118,230)
                                             -----------  -----------   -----------   -----------   -----------    -----------
BALANCE, DECEMBER 31, 1998                    10,000,000  $    10,000   $   132,192   $        --      (118,230)   $    23,962
Issuance of common stock (unaudited)          10,000,000       10,000       990,000      (742,150)           --        257,850
Contribution of capital (unaudited)                   --           --       469,312            --            --        469,312
Net loss (unaudited)                                  --           --            --            --      (642,347)      (642,347)
                                             -----------  -----------   -----------   -----------   -----------    -----------
BALANCE, SEPTEMBER 30, 1999 (unaudited)       20,000,000  $    20,000   $ 1,591,504   $  (742,150)  $  (760,577)   $   108,777
                                             ===========  ===========   ===========   ===========   ===========    ===========

               See notes to the consolidated financial statements

                                  IN-SPORTS INTERNATIONAL, INC. AND SUBSIDIARY
                                         (A Development Stage Enterprise)
                                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                       Cumulative
                                                         From January 27,                              During The
                                                       1998 (inception) to  Nine Months Ended      Development Stage
                                                           December 31,        September 30,     (January 27, 1998 to
                                                              1998                1999             September 30, 1999)
                                                            ---------           ---------        ---------------------
                                                                               (unaudited)            (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
     Net loss                                               $(118,230)          $(642,347)             $(760,577)
     Adjustments to reconcile net loss to net
     cash used in operating activities:
         Depreciation                                             519               1,094                  1,613
         Non-monetary cost of start-up activity                    --             400,000                400,000
     Changes in operating assets and liabilities:
         Due from vendor                                           --             (82,500)               (82,500)
         Prepaid expense and other current asset              (22,500)              1,500                (21,000)
         Accounts payable                                       2,564              (2,564)                    --
         Accrued expenses and other current liabilities         8,412               5,588                 14,000
                                                            ---------           ---------              ---------
              Net cash used in operating activities          (129,235)           (319,229)              (448,464)
                                                            ---------           ---------              ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Loans receivable-shareholder                              (4,662)              4,662                     --
     Purchase of property and equipment                        (3,114)            (10,603)               (13,717)
     Security deposit                                          (4,627)                 --                 (4,627)
                                                            ---------           ---------              ---------
              Net cash used in investing activities           (12,403)             (5,941)               (18,344)
                                                            ---------           ---------              ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Contribution of capital                                  178,692              69,312                248,004
     Direct cost of reverse acquisition                       (36,500)                 --                (36,500)
     Proceeds from issuance of common stock                        --             257,850                257,850
                                                            ---------           ---------              ---------

              Net cash provided by financing activities       142,192             327,162                469,354
                                                            ---------           ---------              ---------

NET INCREASE IN CASH                                              554               1,992                  2,546

CASH AT BEGINNING OF PERIOD                                        --                 554                     --
                                                            ---------           ---------              ---------

CASH AT END OF PERIOD                                       $     554           $   2,546              $   2,546
                                                            =========           =========              =========

                Supplemental Disclosure of Cash Flow Information

Cash paid during the period:
     Interest                                               $      --           $      --              $      --
                                                            =========           =========              =========
     Income Taxes                                           $      --           $      --              $      --
                                                            =========           =========              =========

   Supplemental Disclosure of Non-Cash Flow Investing and Financing Activities

Issuance of common stock from reverse acquisition           $   9,000           $      --              $   9,000
                                                            =========           =========              =========
Issuance of common stock for stock subscription receivable  $      --           $ 742,150              $ 742,150
                                                            =========           =========              =========

               See notes to the consolidated financial statements

                  IN-SPORTS INTERNATIONAL, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information at September 30, 1999 and the nine months
                     ended September 30, 1999 is unaudited)


1.    ORGANIZATION

      In-Sports International, Inc. ("In-Sports"), as a result of the reverse acquisition with Perma Grass Corporation ("Perma"), is engaged in the business of distributing and installing artificial grass surfaces for commercial, athletic, residential and child care applications (sometimes known as "artificial turf"). The principal markets for In-Sports's products and services is the Northeastern United States.

      In-Sports was incorporated on March 10, 1994 in the state of Delaware as Beta Acquisition Corp. ("Beta") and on September 7, 1995 Beta changed its name to In-Sports. In-Sports, since its inception, has been in the development stage in accordance with Statement of Financial Accounting Standards No.7. Perma was incorporated on January 27, 1998 in the state of New Jersey.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      a.    Reverse Acquisition

            In December, 1998, In-Sports acquired 100% of Perma by issuing 9,000,000 shares for all of the shares of Perma. This exchange has been accounted for as a reverse acquisition, under the purchase method of accounting, since the former shareholder of Perma owned a majority of the outstanding stock of In-Sports after the acquisition. Accordingly, the combination of the two companies is recorded as recapitalization of shareholders' equity of Perma, pursuant to which Perma is treated as the continuing entity for accounting purposes and the historical financial statements presented are those of Perma. Pro-forma information has not been presented since the transaction was deemed a capital stock transaction rather than a business combination.

      b.    Basis of Presentation

            The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company, since its inception, has incurred net losses of approximately $761,000 and negative cash flows from operations of $448,000, which raise substantial doubt about its ability to continue as a going concern. The Company's ability to continue as a going concern is dependent upon profitable operations and support from shareholders. Managements' plans in regard to this matter are to target the athletic market for secondary schools and colleges as well as the residential and commercial market were it believes its best growth opportunities exists for the Company's products and services. In addition, in April 1999, the Company sold $1,000,000 of restricted

                  IN-SPORTS INTERNATIONAL, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information at September 30, 1999 and the nine months
                     ended September 30, 1999 is unaudited)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

            common stock (see Note 9(c)). Unless the Company can generate positive cash flows from operations and raise additional capital, the Company may be unable to continue in existence. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence.

      c.    Principles of Consolidation

            The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Perma (hereinafter collectively referred to as the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

      d.    Interim Financial Statements

            The accompanying consolidated financial statements (unaudited) for the nine months ended September 31, 1999, have been prepared in accordance with generally accepted accounting principles for the interim financial information and, in the opinion of the Company, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation thereof.

      e.    Property and Equipment

            Property and equipment are recorded at cost. Depreciation is provided on the straight-line method based upon the estimated useful lives of the respective assets. Property and equipment are being depreciated over a period of five years. Maintenance, repairs and minor renewals are charged to operations as incurred, whereas the cost of significant betterments is capitalized. Upon the sale or retirement of property and equipment, the related costs and accumulated depreciation are eliminated from the accounts and gains or losses are reflected in operations.

      f.    Revenue Recognition

            Sales are recognized upon completion of installation and approval by the customer. Each installation requires an initial payment that is classified as customer deposits.

                  IN-SPORTS INTERNATIONAL, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information at September 30, 1999 and the nine months
                     ended September 30, 1999 is unaudited)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

            Allowances for estimated bad debts, sales allowances and discounts are provided when sales are recorded.

      g.    Advertising

            The Company expenses the cost of advertising the first time the advertising takes place. Advertising expense charged to operations for the period January 27,1998 (inception) through December 31, 1998 amounted to approximately $2,400.

      h.    Use of Estimates

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

      i.    Fair Value of Financial Instruments

            The Company's  financial  instruments  consist  primarily cash, loan
            receivable,   other  current  assets,  trade  payables  and  accrued
            expenses which approximated fair value as of December 31, 1998.

      j.    Loss Per Share

            The Company has adopted the provisions of Financial Accounting Standard No. 128, "Earnings per share", which became effective for financial statements for fiscal years ending after December 15, 1997. This statement requires that the Company report basic and diluted earnings (loss) per share for all periods reported. Basic net income (loss) per share is computed by dividing net income
            (loss) by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents, if any.

            For all periods presented, diluted net loss per share was the same as basic net loss per share since the Company had no dilutive securities at October 31, 1999.

                  IN-SPORTS INTERNATIONAL, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information at September 30, 1999 and the nine months
                     ended September 30, 1999 is unaudited)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Concluded)

      k.    Recent Accounting Pronouncements

            In April 1998, the AICPA issued SOP 98-5, "Reporting on the Cost of Start-Up Activities." The statement requires costs of start-up activities and organization costs to be expensed as incurred. The Company has adopted SOP 98-5 for the year ended December 31, 1998 (see Note 10 (a)).

            In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative instruments and Hedging Activities." SFAS No. 133 is effective for all fiscal periods beginning after June 15, 1999. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company does not expect the adoption of SFAS No. 133 to have any impact on the financial statements as they do not currently hold any derivative instruments nor have they held any in the past.

3.    CONCENTRATION OF CREDIT RISK

      The Company maintains cash balances at several commercial banks. Accounts at these financial institutions are insured by the Federal Deposit Insurance Corporation up to $100,000.

4.    LOAN RECEIVABLE - SHAREHOLDER

      The loan receivable of $4,662 is due from Patrick McLaren, a majority shareholder and Chief Executive Officer of the Company, and is non-interest bearing, uncollateralized and has no specific due date for repayment.

5.    DUE FROM VENDOR

      At September 30, 1999, the amount of $82,500 is due from Avery Sports Turf, Inc. and is non- interest bearing, uncollateralized and will be repaid in the ordinary course of business (See Note 10(b)).

                  IN-SPORTS INTERNATIONAL, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information at September 30, 1999 and the nine months
                     ended September 30, 1999 is unaudited)

6.    PROPERTY AND EQUIPMENT

      Property and equipment consists of the following:


                                                   December 31,    September 30,
                                                      1998             1999
                                                   ------------    -------------
                                                                    (unaudited)
      Computer equipment                            $  3,114         $  3,114
      Office equipment                                    --            6,394
      Manufacturing equipment                             --            3,209
      Transportation equipment                            --            1,000
                                                    --------         --------
                                                       3,114           13,717
      Less: accumulated depreciation                    (519)          (1,613)
                                                    --------         --------
                                                    $  2,595         $ 12,104
                                                    ========         ========

7.    INCOME TAXES

      As of December 31, 1998, the Company has available unused federal net operating loss carryforwards of approximately $118,000 that may be applied against future taxable income and that expire in 2018. The Company has fully reserved the resulting deferred tax asset because the likelihood of realization of these benefits cannot be presently determined.

                                                                December 31,
                                                                   1998
                                                                 --------

      Deferred tax assets:
         Net operating loss carryforward                         $ 40,000
         Valuation allowance                                      (40,000)
                                                                 --------
      Net deferred tax asset                                     $     --
                                                                 ========

                  IN-SPORTS INTERNATIONAL, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information at September 30, 1999 and the nine months
                     ended September 30, 1999 is unaudited)

8.    COMMITMENTS AND CONTINGENCIES

      The Company lease their office facility under an operating lease which expires on March 31, 2001. The future minimum lease payments, excluding escalation charges, are as follows:


                Year Ended December 31,

                1999                                 $    25,600
                2000                                      25,600
                2001                                       6,400
                                                     -----------
                                                     $    57,600
                                                     ===========

      Total rent expense charged to operations for the period from January 27,1998 (inception) through December 31, 1998 amounted to approximately $19,000 and for the nine months ended September 30, 1999 amounted to approximately $23,000.

9.    SHAREHOLDERS' EQUITY

      a. In August, 1998, The Board of Directors of In-Sports amended its articles of incorporation to increase the number of authorized common stock from 1,500 shares to 50,000,000 shares and change from no par value to $.001 par value. The board of directors also approved a 1,000-to-1 common stock split. All per share data in these consolidated financial statements reflect the stock split.

      b. On December 31, 1998, Patrick McLaren, a controlling shareholder and Chief Executive Officer of the Company, contributed approximately $176,000 to capital.

      c. In connection with a private placement offering in April, 1999, the Company sold 10,000,000 shares of common stock at $.10 per share for $10,000 in cash and $990,000 in subscription notes receivable. As of September 30, 1999, the Company has collected $257,850 of the subscription notes receiveable.

10.   START-UP ACTIVITY AND ACQUISITION

      a. In February 1999, Patrick McLaren, a controlling shareholder and Chief Executive Officer, gave 250,000 shares of his restricted common stock to Joseph Caravella, the former shareholder of Ed-Car Construction, LLC, for the rights to the "Ed-Car Corporation" name and a performance bond. The bond establishes Ed-Car as a fully

                  IN-SPORTS INTERNATIONAL, INC. AND SUBSIDIARY
                        (A Development Stage Enterprise)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (Information at September 30, 1999 and the nine months
                     ended September 30, 1999 is unaudited)

10.   START-UP ACTIVITY AND ACQUISITION (Continued)

            accredited and qualified bidder to meet the requirements to be awarded certain artificial turf installation projects in the States of New York and New Jersey. The shares were valued at $1.60 on the date of the transaction, as described above, based on a 20% marketability discount from the traded market price.

            Pursuant to the agreement the Company has provided $50,000, as working capital, to Ed-Car in order to increase the value of their performance bond from $1,000,000 to $2,000,000. In addition, the Company has agreed to enter into an employment contract with Joseph Caravella to act as the Chief Executive Officer of Ed-Car and elect him to the Company's Board of directors.

            In addition, the Company plans to form Ed-Car Construction, Inc. ("Ed-Car"), as a wholly owned subsidiary, for the exclusive purpose of installing artificial turf and related construction projects.

            The Company has recorded the total of $450,000 from the issuance of common stock and the payment of working capital funds as start-up activity costs, in accordance with SOP 98-5, "Reporting on the Cost of Start-Up Activities," in the accompanying statement of operations.

      b. In November 1999, the Company signed a non-binding letter of intent to acquire Avery Sports Turf, Inc. ("Avery"), a manufacturer of artificial turf, in exchange for $300,000 in cash and 500,000 shares of restricted common stock for all of the common stock of Avery. Pursuant to this non-binding letter of intent the Company has advanced $200,000 in cash and issued 500,000 shares of common stock to George Avery, the controlling shareholder of Avery, as a refundable deposit toward full consideration for the acquisition, if consummated. In addition, the Company will conduct a due diligence investigation of Avery and upon satisfactory completion of the due diligence, the Company and Avery will execute a final document and set a closing date for this transaction, which will be no earlier than March 2000.

                                    Part III


Item 1. Exhibit Index

Exhibit No.

(3)   Articles of Incorporation and Bylaws

      3.1   Articles of Incorporation of In-Sports International, Inc.

      3.2   Articles of Incorporation of The PermaGrass Corporation

      3.3   Bylaws of In-Sports International, Inc.

(10)  Material Contracts

      10.1  Letter of Intent for Acquisition of Avery Sports Turf

      10.2  Assignment of Name and Release of Employee

      10.3 Lease for 377 Route 17 South

(21)  Subsidiaries of the Registrant

      21.1 Subsidiaries of the Registrant

(27)  Financial Data Schedule

      27.1 Financial Data Schedule

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 4, 2000              IN-SPORTS INTERNATIONAL, INC.


                                    By: /s/ SAM SERRITELLA
                                        -----------------------------
                                            Sam Serritella, President


                                       2